SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

      For the calendar year ended December 31, 2000

                               OR

[ ] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

      For the transition period from ________ to _________

      Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                               CROMPTON CORPORATION
                            EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               Crompton Corporation
                                One American Lane
                         Greenwich, Connecticut  06831



                             CROMPTON CORPORATION
                         EMPLOYEE STOCK OWNERSHIP PLAN

                        Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at End-of-Year December 31,
2000

Schedule of Reportable Transactions for The Year Ended December 31, 2000

Signature

Exhibit 23 - Consent of KPMG LLP, Independent Auditors




                           CROMPTON CORPORATION

                        EMPLOYEE STOCK OWNERSHIP PLAN

                     Financial Statements and Schedules

                         December 31, 2000 and 1999

                 (With Independent Auditors' Report Thereon)





                            CROMPTON CORPORATION
                       EMPLOYEE STOCK OWNERSHIP PLAN


                                   INDEX


Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999


Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999


Notes to Financial Statements



                                                                   Schedule
Schedule of Assets Held for Investment Purposes
at End-of-Year December 31, 2000                                      I

Schedule of Reportable Transactions
For the Year Ended December 31, 2000                                  II






                       Independent Auditors' Report



The Board of Directors
Crompton Corporation:

We have audited the accompanying statements of net assets available for plan benefits of Crompton Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/ KPMG LLP


June 15, 2001





                             CROMPTON CORPORATION
                         EMPLOYEE STOCK OWNERSHIP PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      AS OF DECEMBER 31, 2000 and 1999


                                                       2000           1999
Investments, at fair value:
  Common stock of Crompton Corporation            $ 26,735,247  $ 31,123,665
  Fixed Income Fund                                 12,948,033    14,702,188
  Mutual Funds                                      18,225,058    18,924,955
Cash and short-term investments at cost,
  which approximates market                                 47        30,952
Contributions receivable from participants             439,674       560,162
Contribution receivable from Crompton
 Corporation                                           279,821       355,012
Accrued income                                          94,720       108,431
   Net assets available for plan benefits         $ 58,722,600  $ 65,805,365


See accompanying notes to financial statements



                               CROMPTON CORPORATION
                           EMPLOYEE STOCK OWNERSHIP PLAN
             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                                                     2000           1999
Investment income:
  Interest and dividends                         $  2,926,855  $  2,224,950
  Net depreciation in
  fair value of investments                        (8,468,608)  (14,052,053)
  Net investment loss                              (5,541,753)  (11,827,103)
Contributions:
  Employee Rollovers                                    3,646        11,464
  Employee                                          5,838,726     6,594,511
  Employer                                          3,733,416     4,222,183
ITC divestiture - Plan to Plan transfer                     -    (1,928,708)
Withdrawals and distributions                     (11,116,800)   (5,295,355)
            Net decrease                           (7,082,765)   (8,223,008)
Net assets available for plan benefits at the
beginning of the year                              65,805,365    74,028,373
Net assets available for plan benefits
at the end of the year                          $  58,722,600  $ 65,805,365



See accompanying notes to financial statements



                                 CROMPTON CORPORATION
                            EMPLOYEE STOCK OWNERSHIP PLAN
                            NOTES TO FINANCIAL STATEMENTS
                             DECEMBER 31, 2000 and 1999


1.  Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

2.  Plan Description
The Employee Stock Purchase and Savings Plan was adopted by the Board of Directors of Crompton Corporation (the "Company") on January 27, 1976. Effective July 1, 1989, the Board of Directors amended the Plan to convert it into an Employee Stock Ownership Plan (the "Plan"). The following description of the Plan provides only general information. For complete information see the Plan document. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Fleet Bank (the "Trustee") has been selected by the Company as custodial trustee. The Trustee has custodial responsibility for a trust fund on behalf of the Plan and maintains accounting records for all Plan assets.

Eligibility
Employees of participating affiliates of the Company are eligible to participate upon attaining the age of 18 and having worked for at least a thirty (30) consecutive day period of employment.

Contributions and Vesting
The Plan permits an eligible employee to elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4%, 5% or 6% of compensation as the basic contribution to the Plan. Contributions by the Company to the Plan are made at an amount equal to 66 2/3% of each participating employee's basic employee contribution to the Plan. If participants are not eligible for any other defined contribution plan, additional employee contributions in 1% increments up to 10% of compensation can be made as supplemental employee contributions. Supplemental employee contributions are not eligible for matching Company contributions.

A participant in the Plan is fully vested in his basic and supplemental contributions. Employer contributions vest 100% over a five-year period at a rate of 40% after two years of service and an additional 20% per year thereafter. Forfeitures are accumulated and used to reduce Company contributions. There were no forfeitures in 2000 and 1999.

Withdrawals/Benefit Payments
Upon termination, death, or retiring, a participant's account shall be distributed. However, funds can remain in the Plan after retirement indefinitely with quarterly withdrawals permitted and as long as funds begin to be distributed after the participant reaches the age of 70 1/2.

A participant may elect to make one withdrawal of his basic or supplemental contributions in a 12-month period. Withdrawal of basic contributions will cause a suspension of contributions for a three-month period. A participant who is fully vested and has withdrawn all of his basic and supplemental contributions may also elect to withdraw all or part of his employer contributions. Withdrawal of employer contributions will result in a suspension of contributions for a six-month period.

Investments Options
The Company's contribution to the Plan is invested in the Crompton Corporation Common Stock Fund. The Plan provides for investment of employee contributions in the Crompton Corporation Stock Fund and among ten investment funds maintained by Fleet Investment Management:

The Crompton Corporation Stock Fund is a fund invested entirely in common stock of Crompton Corporation. The market value of the common stock is based on quotations from the New York Stock Exchange.

Fleet Stable Asset Fund - This fund invests primarily in Guaranteed Investment Contracts ("GIC") issued by highly rated life insurance companies and also includes a GIC maintained by the Hartford Life Insurance Company which was part of a prior investment program that was terminated on November 1, 1997. Payout of the funds will commence in six equal annual installments with the initial payment on November 1, 1997 and with the rate of interest credited on the declining balance of 5.80%.

Fidelity Advisor Government Fund - This fund invests primarily in obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities.

George Putnam Fund of Boston (Class M shares) - The primary objective of this fund is to provide a diversified portfolio of stocks and bonds that will provide both capital growth and income.

Putnam Voyager Fund (Class M shares) - The objective of this fund is to provide capital appreciation by investing in stocks of companies with above average growth potential.

Putnam International Growth Fund (Class M shares) - The objective of this fund is to invest in equity securities of companies located outside the United States.

Invesco Industrial Income Fund The objective of this fund is to provide income with secondary consideration to capital appreciation by investing in stocks, bonds and mortgages.

Galaxy Growth and Income Fund - The objective of this fund is to provide high total returns through long-term capital appreciation and income by investing primarily in common stock.

Galaxy Asset Allocation Fund - The objective of this fund is to provide a high total return with a combination of income and long term growth in assets held by investing in equity securities, fixed income securities and cash equivalents.

Galaxy Large Company Index Fund - The objective of this fund is to provide investment results that mirror investment results of U.S. common stocks with large stock market capitalization as represented by the Standard & Poor's 500 Index.

Galaxy Small Cap Value Fund - The objective of this fund is to provide long-term capital appreciation by investing in companies that have market capitalization of up to $1 billion.

Assets in any of the funds may be invested in short-term government or other securities pending permanent investment. Earnings on each fund will be reinvested in that fund.

Each participant is permitted to elect to have his basic contribution invested in any of the funds in 1% increments.

Fund transfers can be made on a daily basis in a minimum of 1% increments.

3.  Income Taxes
The Internal Revenue Service has determined and has informed the Company by a letter dated November 16, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan's has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.  Investments
Mutual Funds
The mutual funds sponsored by registered investment companies are recorded at market valuations that are based on published market prices. Purchases and sales are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Crompton Stock Fund
The Crompton Corporation stock fund is valued at its year-end closing price. Stable Asset Fund The Stable Asset Fund is valued at cost plus accrued interest. The carrying amount approximates fair value because of the short maturity of those instruments.

Group Annuity Contract
The Group Annuity Contract with Hartford Life Insurance Company is valued at cost plus accrued interest.

Investments Exceeding 5% of Net Assets
The Plan's investments that exceeded 5% of net assets available for plan benefits as of December 31, 2000 and 1999 are as follows:

                                                   2000             1999
Crompton Corporation Common Stock               $26,735,247     $31,123,665
Hartford Life Ins. Co.
  Group Annuity Contract                          4,846,885       7,072,918
Fleet Stable Asset Fund                           8,101,148       7,629,270
Galaxy Growth and Income Fund                     5,735,784       7,122,243

Appreciation/(Depreciation) in Investments
During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                                     2000         1999
Mutual Funds                                    ($2,046,239)  $ 1,270,545
Common Stock of Crompton Corporation            ( 6,422,369)  (15,322,598)
                                                ($8,468,608) ($14,052,053)

5.  Plan Expenses
Significant costs of Plan administration, which are payable from the Trust or by the Company, are generally paid by the Company.

6.  Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

7.  Party-in-Interest Transactions
The Fleet Bank and Hartford Life Insurance Company are parties-in-interest as defined in Section 3 (14) of the Employee Retirement Income Security Act of 1974. During the years 2000 and 1999, there were no prohibited party-in-interest transactions.

8.  Plan to Plan Transfer
Ingredient Technology Corporation, a wholly owned affiliate of the Company, was sold to Chr. Hansen Holding S.A. in January 1999. Account balances of those employees of Ingredient Technology Corporation were transferred to a successor plan maintained by Chr. Hansen in a plan to plan transfer.

9.  Priorities Upon Termination of the Plan
The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the Board of Directors shall have the right to terminate the Plan. The Board of Directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights. Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

Upon termination of the Plan, or a complete and permanent discontinuance of contributions of all participants, the value of each participant account, if not already vested, shall vest fully and all amounts remaining in all participant accounts shall be delivered and paid as soon as practicable in accordance with the Plan Document.

10.  Subsequent Event-Change of Investment Funds and Trustee
Beginning in 2001, the Company has selected Fidelity Investments to be the trustee and record keeper, replacing Fleet Bank as trustee and record keeper. All assets were transferred to similar funds maintained by Fidelity Investments in January, 2001.



                                                          Schedule I


                             CROMPTON CORPORATION
                      EMPLOYEE STOCK OWNERSHIP PLAN
            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END-OF-YEAR
                            DECEMBER 31,  2000

Identity of Issue,       Description of Investment
Borrower, Lessor         Including Maturity Date,
or Similar Party         Rate of Interest, Collateral,
                         Par or Maturity Value                 Current Value

Galaxy                   Money Market Trust                    $        47
Crompton Corporation     Common Stock                           26,735,247
Galaxy                   Growth & Income Fund                    5,735,784
Galaxy                   Asset Allocation Fund                   2,207,192
Fidelity                 Advisor Government Investment Fund        742,464
Fleet                    Stable Asset Fund                       8,101,148
Putnam Investments       Putnam Voyager Fund                     2,635,407
Putnam Investments       George Putnam Fund                        771,882
Putnam Investments       Putnam International Growth Funds       1,386,498
Invesco Funds Group
 Inc.                    Invesco Industrial Income Fund            803,038
Galaxy                   Galaxy Large Company Index Fund         2,749,479
Galaxy                   Galaxy Small Cap Value Fund             1,193,314
Hartford Life Insurance
 Co.                     Group Annuity Contract                  4,846,885

                                        TOTAL INVESTMENTS      $57,908,385


Party-in-interest - All parties listed above



                                                        Schedule II


                             CROMPTON CORPORATION
                        EMPLOYEE STOCK OWNERSHIP PLAN
                      SCHEDULE OF REPORTABLE TRANSACTONS
                     FOR THE YEAR ENDED DECEMBER 31, 2000


Identity    Description  Purchase  Selling  Cost of  Current
of Party    of Asset     Price     Price    Asset    Value of
Involved                                             Asset on       Net
                                                     Transaction    Gain/
                                                     Date           (Loss)


Crompton    586,763  $6,107,173 $-        $6,107,173 $6,107,173   $-
Corporation shares
            of
            Crompton
            Corporation
            common
            stock

            263,951  $-         $2,846,395 $3,493,578 $2,846,395 ($647,183)
            shares
            of
            Crompton
            Corporation
            common
            stock



Party-in-interest - All parties listed above




                               SIGNATURE




     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              CROMPTON CORPORATION
                                          EMPLOYEE STOCK OWNERSHIP PLAN





Date: June 26, 2001                         By:/s/Peter Barna
                                                  Peter Barna
                                                  Senior Vice President &
                                                  Chief Financial Officer